Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

06019392

December 11, 2006

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SEC MAIL RECEI[illegible]
DEC 1 8 2006
WASH, D.C. 18[illegible]

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mb

Donna Balon
Vice President

PROCESSED
DEC 2 2 2006
THOMSON
FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

dlw 12/21

8 December 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 7 December 2006 it purchased for cancellation 500,000 of its ordinary shares at a price of 498.24 pence per ordinary share.

Since the start of the financial year on 1 April 2006, Man has repurchased 40,247,507 ordinary shares at a total cost of £176.5 million, giving an average repurchase cost of 438.66 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

FMR Corp Group of Companies
Fidelity International Ltd Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Hong Kong	38,400
Bank of New York Europe Ldn	3,854,200
Brown Brothers Harriman and Co	5,453,400
Bank of New York Brussels	958,476
BNP Paribas, Paris (C)	539,822
Brown Bros Harrimn Ltd Lux	26,330,551
JP Morgan, Bournemouth	20,208,175
Northern Trust London	3,823,378
State Str Bk and Tr Co Lndn (S)	516,546
JP Morgan Chase Bank	9,571,682
State Street Bank and Tr Co	2,694,606
Bank of New York	542,800
Mellon Bank N.A.	129,000
HSBC Bank plc	1,915,700
Northern Trust Co	423,300
Chase Manhattan Bk AG Frnkfrt (S)	167,328
Dexia Privatbank	19,800
Mellon Bank	249,600
Bermuda Trust Far East HK	41,000

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 3 US cents each

10. Date of transaction

Unknown

11. Date company informed

11 December 2006

12. Total holding following this notification

77,477,764

13. Total percentage holding of issued class following this notification

4.11%

14. Any additional information

The notifiable interests also comprise the notifiable interest of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

15. Name of contact and telephone number for queries

Mr Barry Wakefield
020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

11 December 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.